STELLANTIS VOTE

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Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 5:00 p.m., Central European Summer Time, on July 11, 2025.

Online
Go to **www.investorvote.com/STLA** or scan the QR code – login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/STLA

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X

Special Meeting Proxy Card

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposal – The Board of Directors recommend a vote FOR Proposal 2

	For	Against	Abstain
2 - Appointment of Antonio Filosa as Executive Director	☐	☐	☐

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B Authorized Signatures – This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
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2025 Special Meeting Admission Ticket

2025 Special Meeting of Stellantis N.V.

July 18, 2025, 13:00 CEST
The EGM will be held at the offices of Freshfields LLP
1077 XZ Amsterdam, the Netherlands

Upon arrival, please present this admission ticket and photo identification at the registration desk.

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy – STELLANTIS NV

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SPECIAL MEETING OF SHAREHOLDERS – JULY 18, 2025

The undersigned, revoking all prior proxies, hereby appoints Giorgio Fossati with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of Stellantis N.V. (the "Company") that the undersigned would be entitled to vote if personally present at the Special Meeting of Shareholders of the Company on Friday, July 18, 2025, commencing at 13:00 Central European Summer Time and any adjournments thereof. The EGM will be held at the offices of Freshfields LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

ATTENDANCE OF THE UNDERSIGNED AT THE SPECIAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING.

C Non-Voting Items

Change of Address – Please print new address below.	Comments – Please print your comments below.

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